SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	On November 11, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2010 and 2011. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 11, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On November 11, 2011, ORIX Corporation (the “Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2010 and 2011.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, the Company and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These documents contain non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These Non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these Non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included on page 11 in these documents.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Fiscal year ended March 31, 2011
Total revenues	¥470,886	¥483,191	¥967,272
Income before income taxes and discontinued operations	51,884	76,193	93,339
Net income attributable to ORIX Corporation	34,053	45,335	67,275
Comprehensive Income Attributable to ORIX Corporation	14,874	19,322	53,956
ORIX Corporation shareholders’ equity	1,279,800	1,330,274	1,319,341
Total assets	8,643,758	8,255,173	8,581,582
Earnings per Share for net income attributable to ORIX Corporation
Basic (yen)	316.81	421.70	625.88
Diluted (yen)	267.19	352.31	527.75
ORIX Corporation shareholders’ equity ratio (%)	14.81	16.11	15.37
Cash flows from operating activities	109,214	167,554	212,380
Cash flows from investing activities	134,527	71,249	251,598
Cash flows from financing activities	(126,442)	(252,447)	(363,590)
Cash and cash equivalents at end of period	749,009	710,303	732,127

	Three months ended September 30, 2010	Three months ended September 30, 2011
Total revenues	241,833	239,945
Net income attributable to ORIX Corporation	17,603	21,682
Earnings per Share for net income attributable to ORIX Corporation
Basic (yen)	163.77	201.67

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in fiscal year ended March 31, 2011 related to the operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale without significant continuing involvement as of September 30, 2011 have been reclassified retroactively.
	2.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the six months ended September 30, 2011, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there are no changes of principal related companies.

2. Risk Factors

There were no additional “Risk Factors” for the six months ended September 30, 2011.

In addition, there were not significant changes to the description under “Risk Factors” in the Form 20-F for the fiscal year ended March 31, 2011.

3. Material Contract

Not applicable.

4. Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

The global economy continued to show moderate recovery. However, uncertainty is growing due in part to the spread of the European credit crisis, delayed economic recovery, fiscal concerns in advanced economies and tightened monetary policies in emerging economies.

In the United States, housing investment and employment remain weak, giving rise to a sense of slowdown amid weakening business sentiment and a conclusion of quantitative easing.

There continue to be lingering financial concerns related to the peripheral states in the European Union, which affect the financial and capital markets. Repercussions are starting to be felt in the real economy, with business confidence rapidly deteriorating even among core European Union states such as Germany. Despite the temporary avoidance of a debt crisis through the cooperation of countries around the world, the issue has yet to be resolved.

Emerging economies in Asia continue to experience stable growth, yet the specter of inflation continues to simmer beneath the surface. The rate of growth is currently expected to slow due to the slowdown of the European and United States economies.

The Japanese economy continues to tread water despite recovery from effects of the Great East Japan Earthquake and a partial recovery in production activity. Amid the confusion in the global financial markets, the yen continues to remain at a historic high, putting a squeeze on economic recovery.

Financial Highlights

Financial Results for the Six Months Ended September 30, 2011

Total revenues	¥483,191 million (Up 3% year on year)
Income before income taxes and discontinued operations	¥76,193 million (Up 47% year on year)
Net income attributable to ORIX Corporation	¥45,335 million (Up 33% year on year)
Earnings per share for net income attributable to ORIX Corporation
(Basic)	¥421.70 (Up 33% year on year)
(Diluted)	¥352.31 (Up 32% year on year)
ROE (Annualized) *1	6.8% (5.3% during the same period of the previous fiscal year)
ROA (Annualized) *2	1.08% (0.83% during the same period of the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation for the period to average Total Assets.

Revenues for the six-month period ended September 30, 2011 (hereinafter “the second consolidated period”) increased 3% to ¥483,191 million compared to ¥470,886 million during the same period of the previous fiscal year. Interest on loans and investment securities decreased compared to the same period of the previous fiscal year in line with a decrease in the balance of installment loans. Meanwhile, operating lease revenues increased compared to the same period of the previous fiscal year mainly due to an increase in sales of automobiles in the Maintenance Leasing segment and an increase in aircraft operating lease revenues in the Overseas Business segment, and brokerage commissions and net gains on investment securities increased compared to the same period of the previous fiscal year due to the sale of shares of Aozora Bank.

Total expenses decreased 5% to ¥406,010 million compared to ¥425,219 million during the same period of the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. In addition, write-downs of securities decreased mainly due to the absence of write-downs recorded for non-marketable securities during the same period of the previous fiscal year.

Equity in net income (loss) of affiliates recorded a loss of ¥2,810 million down from a profit of ¥5,871 million for the same period of the previous fiscal year. A write-down was recorded for the equity-method affiliate Monex Group, Inc..

As a result of the foregoing, income before income taxes and discontinued operations increased 47% to ¥76,193 million compared to ¥51,884 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 33% to ¥45,335 million from ¥34,053 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the six months ended September 30, 2010 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2010		Six months ended September 30, 2011		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥40,119	¥4,166	¥36,060	¥8,556	¥(4,059)	(10)	¥4,390	105
Maintenance Leasing	112,511	14,041	117,546	18,312	5,035	4	4,271	30
Real Estate	99,507	2,392	95,906	3,454	(3,601)	(4)	1,062	44
Investment and Operation	45,892	6,432	40,166	14,931	(5,726)	(12)	8,499	132
Retail	75,237	15,175	79,829	6,855	4,592	6	(8,320)	(55)
Overseas Business	83,897	22,478	91,308	29,069	7,411	9	6,591	29

Total	457,163	64,684	460,815	81,177	3,652	1	16,493	25

Difference between Segment Total and Consolidated Amounts	13,723	(12,800)	22,376	(4,984)	8,653	63	7,816	—

Total Consolidated Amounts	¥470,886	¥51,884	¥483,191	¥76,193	¥12,305	3	¥24,309	47

Total assets by segment as of March 31, 2011 and September 30, 2011 are as follows:

	Millions of yen
	March 31, 2011		September 30, 2011		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥968,327	11.3	¥891,819	10.8	¥(76,508)	(8)
Maintenance Leasing	502,738	5.9	515,360	6.2	12,622	3
Real Estate	1,539,814	17.9	1,467,636	17.8	(72,178)	(5)
Investment and Operation	506,011	5.9	511,850	6.2	5,839	1
Retail	1,653,704	19.3	1,670,787	20.2	17,083	1
Overseas Business	972,224	11.3	889,259	10.8	(82,965)	(9)

Total	6,142,818	71.6	5,946,711	72.0	(196,107)	(3)

Difference between Segment Total and Consolidated Amounts	2,438,764	28.4	2,308,462	28.0	(130,302)	(5)

Total Consolidated Amounts	¥8,581,582	100.0	¥8,255,173	100.0	¥(326,409)	(4)

All segments, with the exception of the Retail segment, which recognized a write-down on investment in affiliates, recorded increased profits compared to the same period of the previous fiscal year.

In line with a change in management classification, the environment and energy related businesses, which were heretofore included in the Corporate Financial Services segment have been included in the Investment Banking segment during the second consolidated period, and the Investment Banking segment has been renamed the Investment and Operation segment.

Due to these changes, the reclassified figures are shown for the six months ended September 30, 2010 and as of March 31, 2011.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment revenues decreased 10% to ¥36,060 million compared to ¥40,119 million during the same period of the previous fiscal year due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of selective new loan execution continuing from the previous fiscal year despite robust direct financing lease revenues.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year, resulting from decreases in provision for doubtful receivables and probable loan losses and interest expense.

As a result, segment profits increased 105% to ¥8,556 million compared to ¥4,166 million during the same period of the previous fiscal year.

Segment assets decreased 8% compared to March 31, 2011 to ¥891,819 million due to a decline in investment in direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Despite limited recovery in domestic capital expenditure and an otherwise bleak business environment outlook, Maintenance Leasing segment revenues have remained stable due to the ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

Segment revenues remained robust, increasing 4% to ¥117,546 million compared to ¥112,511 million during the same period of the previous fiscal year due to solid revenues from operating leases including the sales of used automobiles. Segment expenses remained flat year on year.

As a result, segment profits increased 30% to ¥18,312 million compared to ¥14,041 million during the same period of the previous fiscal year.

Segment assets increased 3% compared to March 31, 2011 to ¥515,360 million due to an increase in investment in direct financing leases and operating lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings; condominium development and sales; hotel, golf course and training facility operation; senior housing development and management; REIT asset management; real estate investment and advisory services and real estate finance.

A post-earthquake drop in sales was feared in the residential condominium market, but a calm is returning to the market as evidenced by contract completion rates surpassing the key benchmark level of 70% in the Tokyo metropolitan area. Under these conditions, the number of condominiums delivered increased to 467 units compared to 437 units during the same period of the previous fiscal year.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to consider the acquisition of new properties. In this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

The real estate operating business, which consists of various businesses such as hotels, Japanese inns, golf courses and training facilities, has stable revenues despite a small portion of facilities having halted operation at the beginning of the fiscal year due to the Great East Japan Earthquake.

Segment revenues decreased 4% to ¥95,906 million compared to ¥99,507 million during the same period of the previous fiscal year due to decreases in the sales of real estate under operating leases and condominium units being partially offset by an increase in operating lease revenues resulting from an increase in properties in operation.

Segment expenses decreased compared to the same period of the previous fiscal year due to a decrease in write-downs of securities, write-downs of long-lived assets and interest expense offsetting an increase in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 44% to ¥3,454 million compared to ¥2,392 million during the same period of the previous fiscal year due to gains on sales recorded by a real estate joint venture.

Segment assets decreased 5% compared to March 31, 2011 to ¥1,467,636 million due to the sales of real estate under operating leases and decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital, securities brokerage and the environment and energy -related businesses.

The domestic IPO market has been stagnant since the Lehman Shock, but there continue to be steady corporate realignment activities such as mergers, acquisitions and de-listings.

Segment revenues decreased 12% to ¥40,166 million compared to ¥45,892 million during the same period of the previous fiscal year in line with decreased revenues as a result of the sale of a consolidated subsidiary during the previous fiscal year despite gains on investment securities from the sale of Aozora Bank shares and robust collection and fee revenues in the servicing business.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year due to the effects of the sale of a consolidated subsidiary during the previous fiscal year in addition to decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

Segment profits increased 132% to ¥14,931 million compared to ¥6,432 million during the same period of the previous fiscal year due to the foregoing in addition to increased profits from equity-method affiliates.

Segment assets remained flat at ¥511,850 million compared to March 31, 2011.

Retail Segment

This segment consists of the life insurance business, the banking business and the card loan business.

In the life insurance business, insurance-related income grew steadily due to an increase in the number of policies in force.

Both corporate lending and individual home loans steadily increased in the banking business, and both revenues and profits increased.

As a result of the foregoing, segment revenues increased 6% to ¥79,829 million compared to ¥75,237 million during the same period of the previous fiscal year. Segment expenses remained flat year on year. However, segment profits decreased 55% to ¥6,855 million compared to ¥15,175 million during the same period of the previous fiscal year resulting from the recognition of a write-down of the equity-method affiliate Monex Group, Inc..

Segment assets remained flat compared to March 31, 2011 at ¥1,670,787 million due to an increase in installment loans being offset by a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The moderate recovery in the United States may be slowing down as housing investment and employment data continue to raise concern and quantitative easing measures concluded. Meanwhile, there is the possibility of a short-term adjustment phase in Asia, which is continuing to see strong economic performance, in response to concerns regarding inflation and the effects of European and United States economic slowdown.

Segment revenues increased 9% to ¥91,308 million compared to ¥83,897 million during the same period of the previous fiscal year due to direct financing leases in Asia, automobile and aircraft operating leases, in addition to revenue contributions from Red Capital (a loan servicing company) and Mariner Investment (a fund management company) acquired last year as well as gains on investment securities in the United States.

Segment expenses increased due to an increase in interest expense despite a decrease in selling, general and administrative expenses.

As a result, segment profits increased 29% to ¥29,069 million compared to ¥22,478 million during the same period of the previous fiscal year.

Segment assets decreased 9% compared to March 31, 2011 to ¥889,259 million due to the effects of the appreciated yen and sales of municipal bonds and loans in the United States, offsetting increases from new investments in a water business company in China and a life insurance company in South Korea.

ORIX has almost no direct exposure to assets or investments in Europe that would cause concerns relating to credit risk and there has been no direct impact on either segment profits or segment assets stemming from the European financial problems.

(2) Financial Condition

	As of March 31, 2011		As of September 30, 2011		Change
					Amount	Percent (%)
Total assets (millions of yen)	8,581,582		8,255,173		(326,409)	(4%)
(Segment assets)	6,142,818		5,946,711		(196,107)	(3%)
Total liabilities (millions of yen)	7,206,652		6,853,677		(352,975)	(5%)
(Long- and short-term debt)	5,009,901		4,667,002		(342,899)	(7%)
(Deposits)	1,065,175		1,061,421		(3,754)	(0%)
ORIX Corporation shareholders’ equity (millions of yen)	1,319,341		1,330,274		10,933	1%
ORIX Corporation shareholders’ equity ratio	15.4%		16.1%		0.7%	—
Adjusted ORIX Corporation shareholders’ equity ratio*	17.7%		18.3%		0.6%	—
D/E ratio (Debt-to-equity ratio)	3.8	x	3.5	x	(0.3)	—
Adjusted D/E ratio*	3.0	x	2.8	x	(0.2)	—

*	Adjusted ORIX Corporation shareholders’ equity ratio and adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes certain assets or liabilities attributable to consolidated VIEs and reverses the cumulative effect on our retained earnings of applying the new accounting standards for the consolidation of VIE’s under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, see “5. NON-GAAP FINANCIAL MEASURES.”

Total assets decreased 4% to ¥8,255,173 million from ¥8,581,582 million on March 31, 2011. Investment in operating leases increased due to the completion of large properties under operating leases. However, installment loans decreased as a result of selective loan execution, continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in trading securities overseas and specified bonds in Japan which offset increases resulting from new transactions overseas. In addition, investment in affiliates decreased due to the recognition of a write-down. Segment assets decreased 3% compared to March 31, 2011 to ¥5,946,711 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt and deposits decreased compared to March 31, 2011.

ORIX Corporation shareholders’ equity increased 1% compared to March 31, 2011 to ¥1,330,274 million primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. In setting funding strategies, we prioritize funding stability and maintaining adequate liquidity to minimize the effects of volatility in financial markets. In preparing our management plan, we consider asset structure and size in light of expected cash flows, asset liquidity and our own liquidity situation. In actual implementation, we adjust our funding plans at times in response to changes in external environments and funding necessities based on our business activities, and maintain flexible funding activities.

To help ensure adequate stability and reduce liquidity risk in actual funding activities, we have sought to diversify our funding resources, promote longer liability maturities, stagger interest and principal repayment dates, and maintain committed credit facilities from a stable base of financial institutions.

Funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposit. ORIX Group’s total funding including those from short-and long-term debt and deposits on a consolidated basis was ¥5,728,423 million as of September 30, 2011.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks, life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2011. Procurement from the capital markets was composed of bonds including unsecured convertible bonds, commercial paper, medium-term notes issued by the Company and overseas subsidiaries, payables under securitized leases, loan receivables and investment in securities (including asset backed securities). Three domestic and overseas subsidiaries accept deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation, which changed its name from ORIX Trust and Banking Corporation on October 1, 2011.

In the efforts to promote longer maturities of liabilities and further diversified capital resources, the Company secured longer maturities of borrowings from various range of domestic financial institutions, and issued domestic straight bonds both for institutions as well as individuals and asset backed securities during the six months ended September 30, 2011. It also made international efforts including issuing SEC registered U.S. dollar dominated senior notes in the United States. We intend to continue to strengthen our financial condition, while maintaining an appropriate balance of funding structure.

Debt

(a) Short-term debt

	Millions of yen
	March 31, 2011	September 30, 2011
Borrowings from financial institutions	¥297,835	¥221,267
Commercial paper	180,798	172,475

Total	¥478,633	¥393,742

Short-term debt as of September 30, 2011 was ¥393,742 million, which accounts for 8% of the total amount of short and long-term debt (excluding deposits) as compared to 10% as of March 31, 2011.

While the amount of short term debt as of September 30, 2011 was ¥393,742 million, liquidity is maintained at adequate level: the sum of cash and cash equivalent and available amount of the committed credit facilities as of September 30, 2011 was ¥1,117,113 million.

(b) Long-term debt

	Millions of yen
	March 31, 2011	September 30, 2011
Borrowings from financial institutions	¥2,063,099	¥1,930,783
Bonds	1,361,789	1,370,107
Medium-term notes	88,190	82,658
Payable under securitized lease and loan receivables and other	1,018,190	889,712

Total	¥4,531,268	¥4,273,260

The balance of long-term debt as of September 30, 2011 was ¥4,273,260 million, which accounts for 92% of to the total amount of short and long-term debts (excluding deposits) while the ratio was 90% as of March 31, 2011. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 88% as of March 31, 2011 and 90% as of September 30, 2011. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. NON-GAAP FINANCIAL MEASURES.”

(c) Deposits

	Millions of yen
	March 31, 2011	September 30, 2011
Deposits	¥1,065,175	¥1,061,421

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation, ORIX Savings Bank, and ORIX Asia Limited accept deposits.

(4) Summary of Cash Flows

Cash and cash equivalents decreased by ¥21,824 million to ¥710,303 million in the second consolidated period compared to March 31, 2011.

Cash flows from operating activities provided ¥167,554 million in the six months ended September 30, 2011, up from ¥109,214 million during the same period of the previous fiscal year, resulting from an increase in quarterly net income and a decrease in trading securities, in addition to the adjustments of net income such as “depreciation and amortization,” “provision for doubtful receivables and probable loan losses” and “equity in net income (loss) of affiliates (excluding interest on loans)” compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥71,249 million in the six months ended September 30, 2011, while having provided ¥134,527 million during the same period of the previous fiscal year. This change was due to decreases in “principal collected on installment loans” and “proceeds from sales of available-for-sale securities”.

Cash flows from financing activities used ¥252,447 million in the six months ended September 30, 2011, while having used ¥126,442 million during the same period of the previous fiscal year. This change was due to a decrease in “net increase in funding from deposits due to customers” for the six months ended September 30, 2011.

(5) Challenges to be addressed

There were no significant changes for the six months ended September 30, 2011.

(6) Research and Development Activity

There were no significant changes for the six months ended September 30, 2011.

(7) Major facilities

Significant changes in major facilities for the six months ended September 30, 2011 include the following:

New construction

We have finished the construction of a new regional head quarters in Nishi-ku, Osaka-shi, Osaka. The new head quarters allows us to manage our Osaka operations from a single location. The total investment for the facility was ¥13.6 billion.

5.	NON-GAAP FINANCIAL MEASURES

The sections in “(2) Financial Condition” and “(3) Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation Shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of September 30, 2011, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these new accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude assets and liabilities attributable to consolidated VIEs as a supplement to financial information calculated in accordance with U.S. GAAP enhances the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these new accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2011
		As of March 31,		As of September 30,
		(In millions of yen, except percentage data)
Total assets	(a)	8,581,582		8,255,173
Deduct: Payables under securitized leases, loan receivables and investment in securities*		1,018,190		889,712
Adjusted total assets	(b)	7,563,392		7,365,461

Short-term debt	(c)	478,633		393,742
Long-term debt	(d)	4,531,268		4,273,260
Deduct: Payables under securitized leases, loan receivables and investment in securities*		1,018,190		889,712
Adjusted long-term debt	(e)	3,513,078		3,383,548
Short- and long-term debt (excluding deposits)	(f)=(c)+(d)	5,009,901		4,667,002
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,991,711		3,777,290
ORIX Corporation Shareholders’ equity	(h)	1,319,341		1,330,274
Deduct: The cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(21,947)		(20,880)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,341,288		1,351,154
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	15.4%		16.1%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	17.7%		18.3%
D/E ratio (Debt-to-equity ratio)	(f)/(h)	3.8	x	3.5	x
Adjusted D/E ratio	(g)/(i)	3.0	x	2.8	x
Long-term debt ratio	(d)/(f)	90%		92%
Adjusted long-term debt ratio	(e)/(g)	88%		90%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

6.	Company Stock Information

(Following disclosure is based on Japanese GAAP and represents stand-alone basis of ORIX Corporation.)

(1) Information of Issued Shares, Common Stock and Additional Paid-in Capital

The information of the number of issued shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2011 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2011	Increase, net	September 30, 2011	Increase, net	September 30, 2011
0	110,249	2	¥144,007	2	¥171,187

Note:	*1	Common stock and additional paid-in capital have been increased by the exercise of stock acquisition rights and the conversion of convertible bond.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2011:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	11,192	10.15%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	10,033	9.10
The Chase Manhattan Bank 385036 360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.	4,604	4.17
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1-8-11, Harumi, Chuo-ku, Tokyo	4,539	4.11
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS 338 Pitt Street Sydney Nsw 2000Australia	4,139	3.75
State Street Bank and Trust Company P.O. BOX 351 Boston, MA 02101 U.S.A.	3,512	3.18
The Nomura Trust and Banking Co., Ltd. (Trust Account) 2-2-2, Otemachi, Chiyoda-ku, Tokyo	1,863	1.69
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS 388 Greenwich Street New York, NY 10013 USA	1,646	1.49
Northern Trust Co. AVFC Re Fidelity Funds 50 Bank Street Canary Wharf London E14 5NT, UK	1,565	1.42
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension ONE Boston Place Boston, MA 02108	1,546	1.40

	44,645	40.49%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

(b)	The Company has 2,738 thousands of shares of treasury stocks (2.48%) as of September 30, 2011, which is not included in the List of Major Shareholders above.

(c)	Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC, Nomura Capital Markets plc, Nomura Asset Management Co., Ltd. and Nomura Principal Investments Asia Limited jointly filed an amended report as required under Japanese regulations on June 22, 2011 that shows their share holdings of the Company as of June 15, 2011. The following information is not included in the List of Major Shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2011.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Nomura Securities Co., Ltd. *1	228	0.21%
NOMURA INTERNATIONAL PLC *2	7,120	6.15
Nomura Capital Markets plc *3	70	0.06
Nomura Asset Management Co., Ltd. *4	4,578	4.15
Nomura Principal Investments Asia Limited *5	112	0.10

Total	12,109	10.39%

*	1,2,3,4,5 The number of shares and percentage of total shares issued held by Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC, Nomura Capital Markets plc, Nomura Asset Management Co., Ltd. and Nomura Principal Investments Asia Limited include the potential shares.

(d)	AllianceBernstein L.P. and AllianceBernstein Japan Ltd. jointly filed an amended report as required under Japanese regulations on July 5, 2011 that shows their share holdings of the Company as of June 30, 2011. The following information is not included in the List of Major Shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2011.

Name	Number of shares held (in thousands)	Percentage of total shares issued
AllianceBernstein L.P.	4,192	3.80%
AllianceBernstein Japan Ltd.	1,205	1.09

Total	5,397	4.90%

(e)	JPMorgan Asset Management (Japan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Investment Management Inc., JF Asset Management Limited, Highbridge Capital Management LLC, J.P. Morgan Whitefriars Inc., JPMorgan Chase Bank, National Association, JPMorgan Securities Japan Co., Ltd. and J.P. Morgan Securities Ltd. jointly filed an amended report as required under Japanese regulations on July 25, 2011 that shows their share holdings of the Company as of July 15, 2011. The following information is not included in the List of Major Shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2011.

Name	Number of shares held (in thousands)	Percentage of total shares issued
JPMorgan Asset Management (Japan) Limited	3,340	3.03%
JPMorgan Asset Management (UK) Limited *6	1,630	1.47
J.P. Morgan Investment Management Inc.	484	0.44
JF Asset Management Limited	686	0.62
Highbridge Capital Management LLC *7	173	0.16
J.P. Morgan Whitefriars Inc.	158	0.14
JPMorgan Chase Bank, National Association	181	0.16
JPMorgan Securities Japan Co., Ltd.	43	0.04
J.P. Morgan Securities Ltd. *8	630	0.57

Total	7,328	6.60%

*	6,7,8 The number of shares and percentage of total shares issued held by JPMorgan Asset Management (UK) Limited, Highbridge Capital Management LLC and J.P. Morgan Securities Ltd. include the potential shares.

(f)	Fidelity Investments Japan Limited and FMR LLC jointly filed an amended report as required under Japanese regulations on October 3, 2011 that shows their share holdings of the Company as of September 26, 2011. The following information is not included in the List of Major Shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2011.

	[Number of shares]	[Number of shares]
Name	Number of shares held (in thousands)	Percentage of total shares issued
Fidelity Investments Japan Limited	4,806	4.36%
FMR LLC	8,738	7.93

Total	13,544	12.29%

(g)	The Sumitomo Trust and Banking Co., Ltd., Chuo Mitsui Asset Trust and Banking Company, Limited, Chuo Mitsui Asset Management Company, Limited and Nikko Asset Management Co., Ltd. jointly filed an amended report as required under Japanese regulations on October 6, 2011 that shows their share holdings of the Company as of September 30, 2011. The following information is not included in the List of Major Shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2011.

	[Number of shares]	[Number of shares]
Name	Number of shares held (in thousands)	Percentage of total shares issued
The Sumitomo Trust and Banking Co., Ltd.	4,558	4.13%
Chuo Mitsui Asset Trust and Banking Company, Limited *9	3,009	2.73
Chuo Mitsui Asset Management Company, Limited	160	0.15
Nikko Asset Management Co., Ltd. *10	699	0.63

Total	8,428	7.64%

*	9,10 The number of shares and percentage of total shares issued held by Chuo Mitsui Asset Trust and Banking Company, Limited and Nikko Asset Management Co., Ltd. include the potential shares.

7.	Information of the Directors and the Executive Officers

(Following disclosure represents stand-alone basis of ORIX Corporation.)

Between the filing date of Form 20-F for the fiscal year ended March 31, 2011 and September 30, 2011, changes of the directors and the executive officers are as follows:

(1) Changes of Position

Name	New Position	Ex-Position	The day of changes
Mitsuo Nishiumi	Corporate Senior Vice President Head of Investment and Operation Headquarters	Corporate Senior Vice President Head of Investment Banking Headquarters	September 1, 2011

Yuichi Nishigori	Executive Officer Acting Head of Investment and Operation Headquarters	Executive Officer Deputy Head of Investment Banking Headquarters	September 1, 2011

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2011	September 30, 2011
Cash and Cash Equivalents	¥732,127	¥710,303
Restricted Cash	118,065	125,782
Time Deposits	5,148	1,566
Investment in Direct Financing Leases	830,853	813,525
Installment Loans	2,983,164	2,760,017
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(139,134)
Investment in Operating Leases	1,270,295	1,278,964
Investment in Securities	1,175,381	1,167,372
Other Operating Assets	235,430	239,959
Investment in Affiliates	373,376	337,452
Other Receivables	182,013	190,150
Inventories	108,410	103,591
Prepaid Expenses	44,551	47,312
Office Facilities	102,403	123,048
Other Assets	574,516	495,266

Total Assets	¥8,581,582	¥8,255,173

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2011	September 30, 2011
Cash and Cash Equivalents	¥14,267	¥13,087
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	242,309	232,723
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	830,689	725,764
Investment in Operating Leases	195,221	213,609
Investment in Securities	51,883	56,806
Investment in Affiliates	17,441	11,384
Others	121,811	98,370

	¥1,473,621	¥1,351,743

	Millions of yen
Liabilities and Equity	March 31, 2011	September 30, 2011
Liabilities:
Short-Term Debt	¥478,633	¥393,742
Deposits	1,065,175	1,061,421
Trade Notes, Accounts Payable and Other Liabilities	304,354	320,436
Accrued Expenses	118,359	100,451
Policy Liabilities	398,265	396,541
Current and Deferred Income Taxes	182,501	177,348
Security Deposits	128,097	130,478
Long-Term Debt	4,531,268	4,273,260

Total Liabilities	7,206,652	6,853,677

Redeemable Noncontrolling Interests	33,902	32,948

Commitments and Contingent Liabilities
Equity:
Common Stock	143,995	144,007
Additional Paid-in Capital	179,137	179,145
Retained Earnings	1,141,559	1,178,318
Accumulated Other Comprehensive Income (Loss)	(96,180)	(122,193)
Treasury Stock, at Cost	(49,170)	(49,003)

ORIX Corporation Shareholders’ Equity	1,319,341	1,330,274

Noncontrolling Interests	21,687	38,274

Total Equity	1,341,028	1,368,548

Total Liabilities and Equity	¥8,581,582	¥8,255,173

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2011	September 30, 2011
Short-Term Debt	¥1,847	¥1,250
Trade Notes, Accounts Payable and Other Liabilities	9,803	11,985
Security Deposits	6,884	7,564
Long-Term Debt	1,160,042	1,025,032
Others	6,674	6,865

	¥1,185,250	¥1,052,696

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Revenues:
Direct financing leases	¥24,815	¥25,149
Operating leases	139,681	150,305
Interest on loans and investment securities	87,214	75,473
Brokerage commissions and net gains on investment securities	11,281	18,960
Life insurance premiums and related investment income	59,648	63,500
Real estate sales	19,419	16,202
Gains on sales of real estate under operating leases	438	253
Other operating revenues	128,390	133,349

Total revenues	470,886	483,191

Expenses:
Interest expense	64,411	57,540
Costs of operating leases	93,822	94,799
Life insurance costs	44,772	46,197
Costs of real estate sales	18,628	16,561
Other operating expenses	76,570	80,227
Selling, general and administrative expenses	97,556	93,456
Provision for doubtful receivables and probable loan losses	13,709	8,797
Write-downs of long-lived assets	3,725	1,900
Write-downs of securities	11,896	6,629
Foreign currency transaction loss (gain), net	130	(96)

Total expenses	425,219	406,010

Operating Income	45,667	77,181

Equity in Net Income (loss) of Affiliates	5,871	(2,810)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	346	1,822

Income before Income Taxes and Discontinued Operations	51,884	76,193
Provision for Income Taxes	19,767	29,828

Income from Continuing Operations	32,117	46,365

Discontinued Operations:
Income from discontinued operations, net	5,482	1,761
Provision for income taxes	(2,481)	(685)

Discontinued operations, net of applicable tax effect	3,001	1,076

Net Income	35,118	47,441

Net Income Attributable to the Noncontrolling Interests	165	841

Net Income Attributable to the Redeemable Noncontrolling Interests	900	1,265

Net Income Attributable to ORIX Corporation	¥34,053	¥45,335

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Income attributable to ORIX Corporation:
Income from continuing operations	¥31,147	¥44,398
Discontinued operations	2,906	937
Net income attributable to ORIX Corporation	34,053	45,335

	Yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥289.78	¥412.99
Discontinued operations	27.03	8.71
Net income attributable to ORIX Corporation	316.81	421.70

Diluted:
Income from continuing operations	¥245.17	¥345.22
Discontinued operations	22.02	7.09
Net income attributable to ORIX Corporation	267.19	352.31

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Revenues:
Direct financing leases	¥12,513	¥12,452
Operating leases	72,552	76,992
Interest on loans and investment securities	42,652	38,171
Brokerage commissions and net gains on investment securities	6,207	11,711
Life insurance premiums and related investment income	31,926	32,303
Real estate sales	13,747	5,199
Gains on sales of real estate under operating leases	328	88
Other operating revenues	61,908	63,029

Total revenues	241,833	239,945

Expenses:
Interest expense	31,180	28,064
Costs of operating leases	48,234	47,713
Life insurance costs	24,133	23,971
Costs of real estate sales	12,453	5,485
Other operating expenses	37,213	38,334
Selling, general and administrative expenses	49,018	43,610
Provision for doubtful receivables and probable loan losses	7,736	5,279
Write-downs of long-lived assets	2,329	380
Write-downs of securities	5,625	2,940
Foreign currency transaction loss (gain), net	492	(58)

Total expenses	218,413	195,718

Operating Income	23,420	44,227

Equity in Net Income (loss) of Affiliates	4,005	(9,073)
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(2)	2,006

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Income before Income Taxes and Discontinued Operations	27,423	37,160
Provision for Income Taxes	9,869	14,415

Income from Continuing Operations	17,554	22,745

Discontinued Operations:
Income from discontinued operations, net	1,224	145
Provision for income taxes	(527)	(41)

Discontinued operations, net of applicable tax effect	697	104

Net Income	18,251	22,849

Net Income Attributable to the Noncontrolling Interests	178	702

Net Income Attributable to the Redeemable Noncontrolling Interests	470	465

Net Income Attributable to ORIX Corporation	¥17,603	¥21,682

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Income attributable to ORIX Corporation:
Income from continuing operations	¥16,998	¥21,680
Discontinued operations	605	2
Net income attributable to ORIX Corporation	17,603	21,682

	Yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥158.14	¥201.65
Discontinued operations	5.63	0.02
Net income attributable to ORIX Corporation	163.77	201.67

Diluted:
Income from continuing operations	¥133.33	¥168.64
Discontinued operations	4.58	0.01
Net income attributable to ORIX Corporation	137.91	168.65

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	00,000	00,000
	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net Income	¥35,118	¥47,441

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	489	(5,683)
Net change of defined benefit pension plans	151	116
Net change of foreign currency translation adjustments	(23,503)	(27,417)
Net change of unrealized gains (losses) on derivative instruments	511	666

Total other comprehensive income (loss)	(22,352)	(32,318)

Comprehensive Income (Loss)	12,766	15,123

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(535)	(2,638)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,573)	(1,561)

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥14,874	¥19,322

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Net Income	¥18,251	¥22,849

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	2,727	(5,717)
Net change of defined benefit pension plans	26	(50)
Net change of foreign currency translation adjustments	(8,556)	(20,405)
Net change of unrealized gains (losses) on derivative instruments	(626)	1,401

Total other comprehensive income (loss)	(6,429)	(24,771)

Comprehensive Income (Loss)	11,822	(1,922)

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(492)	(2,652)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(508)	(1,362)

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥12,822	¥2,092

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2010

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance Before Adjustment	¥143,939	¥178,661	¥1,104,779	¥(79,459)	¥(49,236)	¥1,298,684	¥17,777	¥1,316,461

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)

Beginning Balance After Adjustment	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793

Contribution to Subsidiaries						—	2,973	2,973
Transaction with noncontrolling interests		146		4		150	(1,381)	(1,231)
Comprehensive income (loss), net of tax:
Net income			34,053			34,053	165	34,218
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				408		408	81	489
Net change of defined benefit pension plans				150		150	1	151
Net change of foreign currency translation adjustments				(20,246)		(20,246)	(784)	(21,030)
Net change of unrealized gains (losses) on derivative instruments				509		509	2	511

Total other comprehensive income (loss)						(19,179)	(700)	(19,879)

Total comprehensive income (loss)						14,874	(535)	14,339

Cash dividends			(8,061)			(8,061)	(990)	(9,051)
Conversion of convertible bond	1	1				2	—	2
Exercise of stock options	6	5				11	—	11
Compensation cost of stock options		142				142	—	142
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		85	(203)		18	(100)	—	(100)

Ending balance	¥143,946	¥179,040	¥1,108,073	¥(102,040)	¥(49,219)	¥1,279,800	¥22,077	¥1,301,877

*	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests”.

Six months ended September 30, 2011

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥143,995	¥179,137	¥1,141,559	¥(96,180)	¥(49,170)	¥1,319,341	¥21,687	¥1,341,028

Contribution to Subsidiaries						—	20,895	20,895
Transaction with noncontrolling interests		42				42	(259)	(217)
Comprehensive income (loss), net of tax:
Net income			45,335			45,335	841	46,176
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(5,775)		(5,755)	72	(5,683)
Net change of defined benefit pension plans				116		116	—	116
Net change of foreign currency translation adjustments				(21,046)		(21,046)	(3,545)	(24,591)
Net change of unrealized gains (losses) on derivative instruments				672		672	(6)	666

Total other comprehensive income (loss)						(26,013)	(3,479)	(29,492)

Total comprehensive income (loss)						19,322	(2,638)	16,684

Cash dividends			(8,599)			(8,599)	(1,411)	(10,010)
Conversion of convertible bond	1	1				2	—	2
Exercise of stock options	11	11				22	—	22
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		(46)	23		168	145	—	145

Ending balance	¥144,007	¥179,145	¥1,178,318	¥(122,193)	¥(49,003)	¥1,330,274	¥38,274	¥1,368,548

*	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests”.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Cash Flows from Operating Activities:
Net income	¥35,118	¥47,441
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,867	84,058
Provision for doubtful receivables and probable loan losses	13,709	8,797
Decrease in policy liabilities	(12,817)	(1,724)
Equity in net (income) loss of affiliates (excluding interest on loans)	(4,615)	3,581
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(346)	(1,822)
Gains on sales of available-for-sale securities	(4,332)	(7,702)
Gains on sales of real estate under operating leases	(438)	(253)
Gains on sales of operating lease assets other than real estate	(4,699)	(9,075)
Write-downs of long-lived assets	3,725	1,900
Write-downs of securities	11,896	6,629
Increase in restricted cash	(10,783)	(8,299)
Decrease in trading securities	23,164	31,603
Decrease in inventories	7,016	3,580
Decrease in other receivables	3,093	8,021
Increase in trade notes, accounts payable and other liabilities	4,604	14,301
Other, net	(33,948)	(13,482)

Net cash provided by operating activities	109,214	167,554

Cash Flows from Investing Activities:
Purchases of lease equipment	(292,473)	(289,528)
Principal payments received under direct financing leases	196,555	181,826
Installment loans made to customers	(391,838)	(344,536)
Principal collected on installment loans	594,153	472,681
Proceeds from sales of operating lease assets	88,114	90,471
Investment in affiliates, net	11,449	8,548
Proceeds from sales of investment in affiliates	1,283	2,864
Purchases of available-for-sale securities	(439,477)	(365,608)
Proceeds from sales of available-for-sale securities	238,282	186,402
Proceeds from redemption of available-for-sale securities	176,311	157,051
Purchases of other securities	(22,930)	(33,630)
Proceeds from sales of other securities	8,161	8,322
Purchases of other operating assets	(3,011)	(9,960)
Acquisitions of subsidiaries, net of cash acquired	(14,610)	60
Sales of subsidiaries, net of cash disposed	454	1,107
Other, net	(15,896)	5,179

Net cash provided by investing activities	134,527	71,249

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(19,407)	(65,792)
Proceeds from debt with maturities longer than three months	874,550	587,641
Repayment of debt with maturities longer than three months	(1,033,191)	(777,265)
Net increase in deposits due to customers	67,639	2,660
Cash dividends paid to ORIX Corporation shareholders	(8,061)	(8,599)
Contribution from noncontrolling interests	—	20,258
Net decrease in call money	(8,000)	(10,000)
Other, net	28	(1,350)

Net cash used in financing activities	(126,442)	(252,447)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,377)	(8,180)

Net increase (decrease) in Cash and Cash Equivalents	109,922	(21,824)

Cash and Cash Equivalents at Beginning of Year	639,087	732,127

Cash and Cash Equivalents at End of Period	¥749,009	¥710,303

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our March 31, 2011 consolidated financial statements.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs associated with writing insurances, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, the Company and its subsidiaries test for impairment of goodwill and any intangible assets that are not subject to amortization at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation- Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the net actuarial loss is fully amortized over a certain term within the average remaining service period of employees. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, from April 1, 2010, because the exception to variable interest entities that are qualifying special-purpose entities has been removed, an enterprise is required to perform analysis to determine whether or not to consolidate these special-purpose entities (SPEs) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the investor or transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥402,697 million and ¥405,506 million as of March 31, 2011 and September 30, 2011, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months ended September 30, 2010 and 2011 amounted to ¥4,917 million and ¥4,580 million, respectively.

Amortization charged to income for the three months ended September 30, 2010 and 2011 amounted to ¥2,584 million and ¥2,275 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other securities to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other securities is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 38.8% and 39.1% for the six months ended September 30, 2010 and 2011, respectively. These rates are 36.3% and 38.8% for the three months ended September 30, 2010 and 2011, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

Effective for the fiscal year ended March 31, 2012, the Company and certain consolidated subsidiaries have adopted the consolidated taxation system.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors.

From April 1, 2010, the Company and its subsidiaries have adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), which removed the exemption from consolidation previously given to QSPEs and any SPEs for securitizing financial assets have become subject to the consolidation rule for VIEs. As a result, trusts or SPEs used in securitization transactions including those that were previously considered to be QSPEs of which the Company and its subsidiaries are the primary beneficiary have been consolidated, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. In case the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations.

The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2011 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under US GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans, trust accounts under securitization programs and others.

(q) Installment loans

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2011 and September 30, 2011 were ¥13,718 million and ¥3,391 million, respectively.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥34,739 million and ¥37,001 million as of March 31, 2011 and September 30, 2011, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2011, and September 30, 2011, advance and/or progress payments were ¥96,197 million and ¥97,445 million, respectively, and finished goods were ¥12,213 million and ¥6,146 million, respectively.

For the six months ended September 30, 2010 and 2011, a certain subsidiary recorded ¥450 million and ¥510 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. No write-downs were recorded for the three months ended September 30, 2010 and the amount of such write-downs for the three months ended September 30, 2011 was ¥245 million. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥39,057 million and ¥38,221 million as of March 31, 2011 and September 30, 2011, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥94,790 million and ¥87,968 million as of March 31, 2011 and September 30, 2011, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation from continuing operations and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option NotesTM.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interest in certain subsidiaries are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements”—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. The Company and its subsidiaries adopted certain disclosure requirements in the roll forward of activity in Level 3 fair value measurements on April 1, 2011. The Company and its subsidiaries already adopted the other disclosure requirements in the period ended March 31, 2010. The adoption did not have a material effect on the Company and its subsidiaries’ results of operation or financial position.

In July 2010, Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated information by portfolio segment or class of financing receivables, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. This Update requires the disclosures as of the end of a reporting period, and the disclosures about activity that occurs during a reporting period. The Company and its subsidiaries adopted the period-end disclosure requirements for the period ended December 31, 2010, and the activity disclosure requirements for the period beginning on April 1, 2011, respectively. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In April 2011, Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”—ASC 310 (“Receivables”)) was issued. This Update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. Additionally, this Update requires entities to disclose certain information about troubled debt restructuring, which was deferred by the adoption of Accounting Standards Update 2011-01 (“Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20”—ASC 310 (“Receivables”)). The Company and its subsidiaries adopted this Update on July 1, 2011 and applied the amendments in this Update retrospectively to restructurings occurred on or after April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied prospectively. Retrospective application to all prior periods presented upon the date of adoption, and early adoption are permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In December 2010, Accounting Standards Update 2010-28 (“When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”—ASC 350 (“Goodwill and Other”)) was issued. This Update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Any resulting goodwill impairment should be recorded as a cumulative effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the Update should be included in earnings. The Company and its subsidiaries adopted this Update on April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2010, Accounting Standards Update 2010-29 (“Disclosure of Supplementary Pro Forma Information for Business Combinations”—ASC 805 (“Business Combinations”)) was issued. This Update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company and its subsidiaries adopted this Update on April 1, 2011. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’results of operations or financial position.

In May 2011, Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”—ASC 820 (“Fair Value Measurement”)) was issued. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRSs. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements. The Update is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of an entity’s choice, the Update requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The adoption of this Update on disclosure requirements will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2011, Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC350 (“Intangibles—Goodwill and Other ”)) was issued. This Update permits an entity to assess qualitative factor to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount including goodwill before performing the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. The Update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this Update will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurements and Disclosures”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and September 30, 2011:

March 31, 2011

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥71,991	¥763	¥71,228	¥—
Available-for-sale securities	883,410	74,914	492,820	315,676
Japanese and foreign government bond securities	169,345	19,995	149,350	—
Japanese prefectural and foreign municipal bond securities	34,968	—	34,968	—
Corporate debt securities	292,032	—	289,459	2,573
Specified bonds issued by SPEs in Japan	222,314	—	—	222,314
CMBS and RMBS in the U.S., and other asset-backed securities	87,874	—	2,591	85,283
Other debt securities	5,506	—	—	5,506
Equity securities	71,371	54,919	16,452	—
Other securities	10,023	—	10,023	—
Investment funds	10,023	—	10,023	—
Derivative assets	22,985	1,306	18,497	3,182
Interest rate swap agreements	2,070	—	2,070	—
Options held/written, caps held, and other	3,467	—	333	3,134
Futures, foreign exchange contracts	2,633	1,306	1,327	—
Foreign currency swap agreements	14,766	—	14,766	—
Credit derivatives held/written	49	—	1	48

	¥988,409	¥76,983	¥592,568	¥318,858

Financial Liabilities:
Derivative liabilities	¥42,076	¥977	¥40,863	¥236
Interest rate swap agreements	1,320	—	1,320	—
Options held/written, caps held, and other	2,071	—	2,071	—
Futures, foreign exchange contracts	4,968	977	3,991	—
Foreign currency swap agreements	33,481	—	33,481	—
Credit derivatives held/written	236	—	—	236

	¥42,076	¥977	¥40,863	¥236

September 30, 2011

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥35,922	¥911	¥35,011	¥—
Available-for-sale securities	875,574	106,623	476,042	292,909
Japanese and foreign government bond securities	185,952	50,303	135,649	—
Japanese prefectural and foreign municipal bond securities	36,452	—	36,452	—
Corporate debt securities	289,950	—	287,269	2,681
Specified bonds issued by SPEs in Japan	180,191	—	—	180,191
CMBS and RMBS in the U.S., and other asset-backed securities	101,252	—	1,628	99,624
Other debt securities	10,413	—	—	10,413
Equity securities	71,364	56,320	15,044	—
Other securities	6,983	—	6,983	—
Investment funds	6,983	—	6,983	—
Derivative assets	35,444	850	31,331	3,263
Interest rate swap agreements	5,224	—	5,224	—
Options held/written, caps held and other	3,624	—	361	3,263
Futures, foreign exchange contracts	7,858	850	7,008	—
Foreign currency swap agreements	18,682	—	18,682	—
Credit derivatives held/written	56	—	56	—

	¥953,923	¥108,384	¥549,367	¥296,172

Financial Liabilities:
Derivative liabilities	¥41,766	¥897	¥40,859	¥10
Interest rate swap agreements	1,464	—	1,464	—
Options held/written, caps held and other	2,304	—	2,304	—
Futures, foreign exchange contracts	1,270	897	373	—
Foreign currency swap agreements	36,718	—	36,718	—
Credit derivatives held/written	10	—	—	10

	¥41,766	¥897	¥40,859	¥10

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the reporting period. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the six months ended September 30, 2010 and 2011, there were no significant transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2010 and 2011:

Six months ended September 30, 2010

	Millions of yen
	Balance at April 1, 2010	Gains or losses (realized/unrealized)			Purchases, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2010	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2010 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥53	¥(26)	¥(3)	¥(29)	¥—	¥—	¥24	¥(26)
Available-for-sale securities	401,804	(6,783)	(1,221)	(8,004)	(41,309)	(43,536)	308,955	(6,844)
Corporate debt securities	6,841	32	(62)	(30)	(1,607)	(2,057)	3,147	—
Specified bonds issued by SPEs in Japan	246,305	(4,810)	1,639	(3,171)	(37,211)	7,929	213,852	(4,816)
CMBS and RMBS in the U.S., and other asset-backed securities	143,176	(2,005)	(2,810)	(4,815)	(2,491)	(49,408)	86,462	(2,028)
Other debt securities	5,482	—	12	12	—	—	5,494	—
Derivative assets and liabilities (net)	493	136	—	136	—	2,659	3,288	136
Options held/written, caps held and other	—	61	—	61	—	2,659	2,720	61
Credit derivatives held/written	493	75	—	75	—	—	568	75

Six months ended September 30, 2011

	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2011 *1
		Included in earnings *1	Included in other comprehensive income	Total
Available-for-sale securities	315,676	(1,331)	(2,571)	(3,902)	39,335	(325)	(57,875)	—	292,909	(1,509)
Corporate debt securities	2,573	(68)	186	118	2,003	—	(2,013)	—	2,681	(71)
Specified bonds issued by SPEs in Japan	222,314	(1,875)	2,148	273	—	—	(42,396)	—	180,191	(1,875)
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	612	(4,121)	(3,509)	31,641	(325)	(13,466)	—	99,624	437
Other debt securities	5,506	—	(784)	(784)	5,691	—	—	—	10,413	—
Derivative assets and liabilities (net)	2,946	307	—	307	—	—	—	—	3,253	307
Options held/written, caps held and other	3,134	129	—	129	—	—	—	—	3,263	129
Credit derivatives held/written	(188)	178	—	178	—	—	—	—	(10)	178

*1	Principally, gains and losses from trading securities are included in brokerage commissions and net gains on investment securities; available-for-sale securities are included in write-downs of securities or life insurance premiums and related investment income and derivative assets and liabilities (net) are included in other operating revenues/expenses, respectively. Also, for available-for-sale securities, amortizations of interest recognized in interest on loans and investment securities are included in these columns.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

Three months ended September 30, 2010

	Millions of yen
	Balance at June 30, 2010	Gains or losses (realized/unrealized)			Purchases, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2010	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2010 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥50	¥(26)	¥—	¥(26)	¥—	¥—	¥24	¥(26)
Available-for-sale securities	320,484	(2,585)	1,593	(992)	(10,537)	—	308,955	(2,644)
Corporate debt securities	3,056	30	(60)	(30)	121	—	3,147	—
Specified bonds issued by SPEs in Japan	220,972	(2,385)	2,132	(253)	(6,867)	—	213,852	(2,388)
CMBS and RMBS in the U.S., and other asset-backed securities	90,968	(230)	(485)	(715)	(3,791)	—	86,462	(256)
Other debt securities	5,488	—	6	6	—	—	5,494	—
Derivative assets and liabilities (net)	3,248	40	—	40	—	—	3,288	40
Options held/written, caps held and other	2,635	85	—	85	—	—	2,720	85
Credit derivatives held/written	613	(45)	—	(45)	—	—	568	(45)

Three months ended September 30, 2011

	Millions of yen
	Balance at June 30, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2011 *1
		Included in earnings *1	Included in other comprehensive income	Total
Available-for-sale securities	289,867	(1,927)	(2,232)	(4,159)	29,608	(161)	(22,246)	—	292,909	(1,939)
Corporate debt securities	1,149	(50)	135	85	1,452	—	(5)	—	2,681	(50)
Specified bonds issued by SPEs in Japan	196,271	(1,965)	339	(1,626)	—	—	(14,454)	—	180,191	(1,964)
CMBS and RMBS in the U.S., and other asset-backed securities	81,261	88	(1,933)	(1,845)	28,156	(161)	(7,787)	—	99,624	75
Other debt securities	11,186	—	(773)	(773)	—	—	—	—	10,413	—
Derivative assets and liabilities (net)	2,406	847	—	847	—	—	—	—	3,253	847
Options held/written, caps held and other	2,633	630	—	630	—	—	—	—	3,263	630
Credit derivatives held/written	(227)	217	—	217	—	—	—	—	(10)	217

*1	Principally, gains and losses from trading securities are included in brokerage commissions and net gains on investment securities; available-for-sale securities are included in write-downs of securities or life insurance premiums and related investment income and derivative assets and liabilities (net) are included in other operating revenues/expenses, respectively. Also, for available-for-sale securities, amortizations of interest recognized in interest on loans and investment securities are included in these columns.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

From April 1, 2010, the Company and its subsidiaries adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)). As a result, there was an increase of ¥9,225 million in the Level 3 specified bonds issued by SPEs in Japan because these bonds are held by variable interest entities that have become subject to consolidation. On the other hand, there was a decrease of ¥49,408 million in the Level 3 CMBS and RMBS in the United States and other asset-backed securities, and a decrease of ¥1,296 million in the Level 3 specified bonds issued by SPEs in Japan, respectively, that are held by the Company and its subsidiaries, because these securities were issued by newly consolidated variable interest entities and accordingly have been eliminated in consolidation.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2011 and September 30, 2011. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2011

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥3,776	¥—	¥—	¥3,776
Loans held for sale	11,439	—	11,439	—
Real estate collateral-dependent loans (net of allowance for probable loan losses)	110,329	—	—	110,329
Investment in operating leases and other operating assets	26,813	—	—	26,813
Land and buildings undeveloped or under construction	30,595	—	—	30,595
Certain investment in affiliates	2,090	236	—	1,854

	¥185,042	¥236	¥11,439	¥173,367

September 30, 2011
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥582	¥—	¥—	¥582
Loans held for sale	18	—	18	—
Real estate collateral-dependent loans (net of allowance for probable loan losses)	83,646	—	—	83,646
Investment in operating leases	5,265	—	—	5,265
Certain investment in affiliates	10,775	10,775	—	—

	¥100,286	¥10,775	¥18	¥89,493

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, a fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that the market was inactive because there were few recent transactions and broker quotes or pricing evaluations from independent pricing service vendors for these securities were not available. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

The Company and its subsidiaries classified the specified bonds issued by SPEs in Japan as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use a discounted cash flow model that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodology) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 (“Financial Services—Investment Companies”) and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3.

4.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries adopted Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)). This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, and requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2011, for the six months ended September 30, 2011 and for the three months ended September 30, 2011:

	March 31, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Ending Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150

Individually Evaluated for Impairment	3,016	23,123	55,170	16,014	—	97,323
Not Individually Evaluated for Impairment	14,080	4,303	15,802	1,441	21,201	56,827

Financing receivables:
Ending Balance	¥840,419	¥952,573	¥1,065,119	¥111,335	¥830,853	¥3,800,299

Individually Evaluated for Impairment	8,312	73,029	194,005	36,685	—	312,031
Not Individually Evaluated for Impairment	832,107	879,544	871,114	74,650	830,853	3,488,268

	Six months ended September 30, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	571	752	5,474	897	1,103	8,797
Charge-offs	(1,085)	(3,555)	(13,816)	(157)	(2,994)	(21,607)
Recoveries	30	16	649	—	14	709
Other *2	(32)	(1,553)	(616)	(201)	(513)	(2,915)
Ending Balance	¥16,580	¥23,086	¥62,663	¥17,994	¥18,811	¥139,134

Individually Evaluated for Impairment	2,976	19,471	49,507	16,194	—	88,148
Not Individually Evaluated for Impairment	13,604	3,615	13,156	1,800	18,811	50,986

Financing receivables:
Ending Balance	¥849,191	¥816,742	¥987,496	¥103,197	¥813,525	¥3,570,151

Individually Evaluated for Impairment	9,605	69,590	183,970	31,964	—	295,129
Not Individually Evaluated for Impairment	839,586	747,152	803,526	71,233	813,525	3,275,022

	Three months ended September 30, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥17,573	¥25,899	¥65,388	¥17,693	¥20,350	¥146,903
Provision charged to income	2	940	3,228	620	489	5,279
Charge-offs	(993)	(2,831)	(5,782)	(142)	(1,626)	(11,374)
Recoveries	29	16	273	—	5	323
Other *2	(31)	(938)	(444)	(177)	(407)	(1,997)
Ending Balance	¥16,580	¥23,086	¥62,663	¥17,994	¥18,811	¥139,134

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other includes mainly foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2011 and September 30, 2011:

	March 31, 2011
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥68,282	¥68,183	¥—
Consumer borrowers	Housing loans	2,259	2,259	—
	Other	—	—	—
Corporate borrowers		66,023	65,924	—
Non-recourse loans	Japan	9,465	9,443	—
	U.S	4,579	4,579	—
Other	Real estate companies	14,532	14,516	—
	Entertainment companies	17,080	17,031	—
	Other	20,367	20,355	—
Purchased loans		—	—	—

With an allowance recorded *2:		243,749	242,843	97,323
Consumer borrowers	Housing loans	6,053	6,052	3,016
	Other	—	—	—
Corporate borrowers		201,011	200,106	78,293
Non-recourse loans	Japan	11,953	11,895	4,421
	U.S	47,032	46,786	18,702
Other	Real estate companies	79,075	78,808	30,552
	Entertainment companies	12,517	12,486	4,114
	Other	50,434	50,131	20,504
Purchased loans		36,685	36,685	16,014

Total:		¥312,031	¥311,026	¥97,323

Consumer borrowers	Housing loans	8,312	8,311	3,016

	Other	—	—	—

Corporate borrowers		267,034	266,030	78,293

Non-recourse loans	Japan	21,418	21,338	4,421

	U.S	51,611	51,365	18,702

Other	Real estate companies	93,607	93,324	30,552

	Entertainment companies	29,597	29,517	4,114

	Other	70,801	70,486	20,504

Purchased loans		36,685	36,685	16,014

	September 30, 2011
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥81,534	¥81,410	¥—
Consumer borrowers	Housing loans	2,915	2,895	—
	Other	—	—	—
Corporate borrowers		78,619	78,515	—
Non-recourse loans	Japan	20,952	20,945	—
	U.S	3,948	3,948	—
Other	Real estate companies	13,835	13,828	—
	Entertainment companies	15,001	14,919	—
	Other	24,883	24,875	—
Purchased loans		—	—	—

With an allowance recorded *2:		213,595	212,667	88,148
Consumer borrowers	Housing loans	6,690	6,683	2,976
	Other	—	—	—
Corporate borrowers		174,941	174,020	68,978
Non-recourse loans	Japan	11,515	11,480	4,483
	U.S	33,175	33,061	14,988
Other	Real estate companies	69,051	68,648	26,388
	Entertainment companies	10,619	10,598	3,037
	Other	50,581	50,233	20,082
Purchased loans		31,964	31,964	16,194

Total:		¥295,129	¥294,077	¥88,148

Consumer borrowers	Housing loans	9,605	9,578	2,976

	Other	—	—	—

Corporate borrowers		253,560	252,535	68,978

Non-recourse loans	Japan	32,467	32,425	4,483

	U.S	37,123	37,009	14,988

Other	Real estate companies	82,886	82,476	26,388

	Entertainment companies	25,620	25,517	3,037

	Other	75,464	75,108	20,082

Purchased loans		31,964	31,964	16,194

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts due are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all amounts due or a part of the amounts due are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans and other, are impaired when terms of these loans are modified in troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of new accounting standards in the fiscal year ended March 31, 2011 relating to the consolidation of VIEs (see Note 7 “Variable Interest Entities”). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The average recorded investments in impaired loans for the fiscal year ended March 31, 2011 were ¥368,539 million. The Company and its subsidiaries recognized interest income on impaired loans of ¥4,225 million, and collected in cash interest on impaired loans of ¥3,592 million for the fiscal year ended March 31, 2011.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the six months ended September 30, 2011:

	Six months ended September 30, 2011
	Millions of yen
	Class	Average Recorded Investments in Impaired Loans *1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,905	¥85	¥81
	Other	—	—	—
Corporate borrowers		257,357	2,804	2,229
Non-recourse loans	Japan	24,804	360	347
	U.S	44,376	496	383
Other	Real estate companies	88,703	679	506
	Entertainment companies	27,886	459	371
	Other	71,588	810	622
Purchased loans		34,629	—	—

Total		¥300,891	¥2,889	¥2,310

	Three months ended September 30, 2011
	Millions of yen
	Class	Average Recorded Investments in Impaired Loans *1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥9,201	¥54	¥54
	Other	—	—	—
Corporate borrowers		252,519	1,470	1,192
Non-recourse loans	Japan	26,497	261	261
	U.S	40,759	283	170
Other	Real estate companies	86,251	359	243
	Entertainment companies	27,030	205	161
	Other	71,982	362	357
Purchased loans		33,602	—	—

Total		¥295,322	¥1,524	¥1,246

*1	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2011 and September 30, 2011:

	March 31, 2011
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥807,194	¥8,312	¥9,972	¥18,284	¥825,478
	Other	14,876	—	65	65	14,941
Corporate borrowers		1,750,658	267,034	—	267,034	2,017,692
Non-recourse loans	Japan	282,222	21,418	—	21,418	303,640
	U.S	597,322	51,611	—	51,611	648,933
Other	Real estate companies	292,607	93,607	—	93,607	386,214
	Entertainment companies	115,876	29,597	—	29,597	145,473
	Other	462,631	70,801	—	70,801	533,432
Purchased loans		74,650	36,685	—	36,685	111,335
Direct financing leases	Japan	624,919	—	17,908	17,908	642,827
	Overseas	183,147	—	4,879	4,879	188,026

Total		¥3,455,444	¥312,031	¥32,824	¥344,855	¥3,800,299

	September 30, 2011
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥815,075	¥9,605	¥9,124	¥18,729	¥833,804
	Other	15,332	—	55	55	15,387
Corporate borrowers		1,550,678	253,560	—	253,560	1,804,238
Non-recourse loans	Japan	245,624	32,467	—	32,467	278,091
	U.S	501,528	37,123	—	37,123	538,651
Other	Real estate companies	245,856	82,886	—	82,886	328,742
	Entertainment companies	115,137	25,620	—	25,620	140,757
	Other	442,533	75,464	—	75,464	517,997
Purchased loans		71,233	31,964	—	31,964	103,197
Direct financing leases	Japan	607,174	—	18,258	18,258	625,432
	Overseas	184,257	—	3,836	3,836	188,093

Total		¥3,243,749	¥295,129	¥31,273	¥326,402	¥3,570,151

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets presented above, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2011 and September 30, 2011:

	March 31, 2011
	Millions of yen
	Class	Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
		30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥4,119	¥15,031	¥19,150	¥825,478	¥15,031
	Other	—	65	65	14,941	65
Corporate borrowers		120,127	125,826	245,953	2,017,692	125,826
Non-recourse loans	Japan	5,697	9,925	15,622	303,640	9,925
	U.S	97,114	19,747	116,861	648,933	19,747
Other	Real estate companies	4,556	54,566	59,122	386,214	54,566
	Entertainment companies	3,093	5,487	8,580	145,473	5,487
	Other	9,667	36,101	45,768	533,432	36,101
Direct financing leases	Japan	3,307	17,908	21,215	642,827	17,908
	Overseas	2,500	4,879	7,379	188,026	4,879

Total		¥130,053	¥163,709	¥293,762	¥3,688,964	¥163,709

	September 30, 2011
	Millions of yen
	Class	Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
		30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥4,031	¥13,755	¥17,786	¥833,804	¥13,755
	Other	—	55	55	15,387	55
Corporate borrowers		109,796	114,761	224,557	1,804,238	114,761
Non-recourse loans	Japan	5,600	8,980	14,580	278,091	8,980
	U.S	97,940	12,858	110,798	538,651	12,858
Other	Real estate companies	991	50,543	51,534	328,742	50,543
	Entertainment companies	1,098	4,339	5,437	140,757	4,339
	Other	4,167	38,041	42,208	517,997	38,041
Direct financing leases	Japan	2,391	18,258	20,649	625,432	18,258
	Overseas	992	3,836	4,828	188,093	3,836

Total		¥117,210	¥150,665	¥267,875	¥3,466,954	¥150,665

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends.

Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified in troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The information about troubled debt restructurings of financing receivables that occurred during the six months ended September 30, 2011 and during the three months ended September 30, 2011 are as follows;

	Six months ended September 30, 2011
			Millions of yen
	Class	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	90	¥1,292	¥1,247
Corporate borrowers		46	16,777	16,190
Non-recourse loans	Japan	1	943	943
	U.S	9	4,249	4,115
Other	Real estate companies	7	3,462	3,345
	Other	29	8,123	7,787

Total		136	¥18,069	¥17,437

	Three months ended September 30, 2011
			Millions of yen
	Class	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	27	¥241	¥241
Corporate borrowers		20	9,114	8,863
Non-recourse loans	Japan	1	943	943
	U.S	5	1,826	1,764
Other	Real estate companies	4	2,561	2,493
	Other	10	3,784	3,663

Total		47	¥9,355	¥9,104

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms. The information about financing receivables modified as troubled debt restructurings within the previous 12 months from the current period end and for which there was a payment default during the six months ended September 30, 2011 and during the three months ended September 30, 2011 are as follows;

	Six months ended September 30, 2011
			Millions of yen
	Class	Number of Contracts	Recorded Investment
Corporate borrowers		6	¥1,244
Other	Real estate companies	1	60
	Other	5	1,184

Total		6	¥1,244

	Three months ended September 30, 2011
			Millions of yen
	Class	Number of Contracts	Recorded Investment
Corporate borrowers		2	¥665
Other	Other	2	665

Total		2	¥665

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

5.	Investment in Securities

Investment in securities at March 31, 2011 and September 30, 2011 consists of the following:

	Millions of yen
	March 31, 2011	September 30, 2011
Trading securities	¥71,991	¥35,922
Available-for-sale securities	883,410	875,574
Held-to-maturity securities	43,695	43,677
Other securities	176,285	212,199

	¥1,175,381	¥1,167,372

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2011 and September 30, 2011 are as follows:

March 31, 2011

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥168,818	¥696	¥(169)	¥169,345
Japanese prefectural and foreign municipal bond securities	34,907	153	(92)	34,968
Corporate debt securities	292,836	1,287	(2,091)	292,032
Specified bonds issued by SPEs in Japan	225,393	46	(3,125)	222,314
CMBS and RMBS in the U.S., and other asset-backed securities	87,898	3,819	(3,843)	87,874
Other debt securities	5,518	—	(12)	5,506
Equity securities	48,415	25,229	(2,273)	71,371

	863,785	31,230	(11,605)	883,410

Held-to-maturity:
Japanese government bond securities	43,695	412	—	44,107

	¥907,480	¥31,642	¥(11,605)	¥927,517

September 30, 2011

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥184,987	¥991	¥(26)	¥185,952
Japanese prefectural and foreign municipal bond securities	35,912	611	(71)	36,452
Corporate debt securities	290,484	2,163	(2,697)	289,950
Specified bonds issued by SPEs in Japan	181,135	259	(1,203)	180,191
CMBS and RMBS in the U.S., and other asset-backed securities	102,371	2,871	(3,990)	101,252
Other debt securities	10,413	—	—	10,413
Equity securities	60,884	16,544	(6,064)	71,364

	866,186	23,439	(14,051)	875,574

Held-to-maturity:
Japanese government bond securities	43,677	2,846	—	46,523

	¥909,863	¥26,285	¥(14,051)	¥922,097

The unrealized losses of ¥392 million and ¥1,026 million of debt securities for which a portion of an other-than-temporary impairment had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in the unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities at March 31, 2011 and September 30, 2011, respectively.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2011 and September 30, 2011, respectively.

March 31, 2011

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥63,438	¥(169)	¥—	¥—	¥63,438	¥(169)
Japanese prefectural and foreign municipal bond securities	22,444	(92)	—	—	22,444	(92)
Corporate debt securities	184,185	(2,071)	1,980	(20)	186,165	(2,091)
Specified bonds issued by SPEs in Japan	49,180	(2,025)	49,398	(1,100)	98,578	(3,125)
CMBS and RMBS in the U.S., and other asset-backed securities	6,660	(853)	24,288	(2,990)	30,948	(3,843)
Other debt securities	—	—	2,988	(12)	2,988	(12)
Equity securities	11,196	(1,470)	4,891	(803)	16,087	(2,273)

	¥337,103	¥(6,680)	¥83,545	¥(4,925)	¥420,648	¥(11,605)

September 30, 2011

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥57,913	¥(26)	¥—	¥—	¥57,913	¥(26)
Japanese prefectural and foreign municipal bond securities	8,905	(71)	—	—	8,905	(71)
Corporate debt securities	94,665	(2,661)	10,817	(36)	105,482	(2,697)
Specified bonds issued by SPEs in Japan	10,754	(238)	51,162	(965)	61,916	(1,203)
CMBS and RMBS in the U.S., and other asset-backed securities	6,749	(246)	14,866	(3,744)	21,615	(3,990)
Other debt securities	—	—	3,000	—	3,000	—
Equity securities	22,842	(4,993)	3,928	(1,071)	26,770	(6,064)

	¥201,828	¥(8,235)	¥83,773	¥(5,816)	¥285,601	¥(14,051)

449 and 331 investment securities were in an unrealized loss position as of March 31, 2011 and September 30, 2011, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2011.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2011.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2011.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for six months ended September 30, 2010 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Total other-than-temporary impairment losses	¥11,987	¥7,093
Portion of loss recognized in other comprehensive income (before taxes)	(91)	(464)

Net impairment losses recognized in earnings	¥11,896	¥6,629

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended in September 30, 2009 and 2010 are as follows:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Total other-than-temporary impairment losses	¥5,691	¥3,373
Portion of loss recognized in other comprehensive income (before taxes)	(66)	(433)

Net impairment losses recognized in earnings	¥5,625	¥2,940

In the tables above, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets, as well as on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed and other asset- backed securities, that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for six months ended September 30, 2010 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Beginning before reduction	¥5,016	¥9,022
Reduction to the beginning balance*	(1,810)	—
Beginning after reduction	3,206	9,022
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	5,872	705
Credit loss for which an other-than-temporary impairment was previously recognized	220	18
Reduction during the period:
For securities sold	(89)	(1,183)
Due to change in intent to sell or requirement to sell	—	(732)

Ending	¥9,209	¥7,830

*	Cumulative effects of adopting Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”) (FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140))), and Accounting Standards Update 2009-17 (ASC810 (“Consolidation”) (FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)”, ASC810-10 (“Consolidation—Variable Interest Entities”)))) have been deducted from the beginning balance.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended September 30, 2010 and 2011 are as follows:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Beginning	¥6,156	¥7,717
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	2,885	628
Credit loss for which an other-than-temporary impairment was previously recognized	168	13
Reduction during the period:
For securities sold	—	(36)
Due to change in intent to sell or requirement to sell	—	(492)

Ending	¥9,209	¥7,830

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥67,366 million and ¥95,866 million at March 31, 2011 and September 30, 2011, respectively. Investments with an aggregated cost of ¥63,590 million and ¥95,284 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

The Company and its subsidiaries have adopted Accounting Standards Update 2009-12 (Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)). Under ASC 820, the information about fund investments that the Company and its subsidiaries hold at March 31, 2011 and September 30, 2011 are as follows:

March 31, 2011

Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥10,023	Monthly – Quarterly	10 days – 45 days

Total	¥10,023	—	—

September 30, 2011

Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥6,983	Monthly – Quarterly	10 days – 45 days

Total	¥6,983	—	—

*	This category includes several hedge funds that seek for profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥8,839 million and ¥7,479 million, for the six months ended September 30, 2010 and 2011, respectively. Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥4,396 million and ¥3,840 million, for the three months ended September 30, 2010 and 2011, respectively.

6.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

Until March 31, 2010, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries accounted for the transfer of financial assets to QSPEs as a sale when control over the financial assets was surrendered.

From April 1, 2010, the Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 ((ASC810 (“Consolidation”)). For further information, see Note 7 “Variable Interest Entities”.

During the six months ended September 30, 2010 and six months ended September 30, 2011, there was no securitization transaction accounted for as a sale. During the three months ended September 30, 2010 and three months ended September 30, 2011, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2011 and September 30, 2011, and quantitative information about net credit loss for the fiscal year ended March 31, 2011 and for the six months ended September 30, 2011 are as follows:

March 31, 2011

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥843,504	¥22,787	¥7,505
Installment loans	2,983,164	322,068	54,149

Total assets managed or sold on securitization	3,826,668	¥344,855	¥61,654

Less: assets sold on securitization	(12,651)

Assets held in portfolio	¥3,814,017

September 30, 2011
	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥821,318	¥22,094	¥2,980
Installment loans	2,760,017	304,308	17,918

Total assets managed or sold on securitization	3,581,335	¥326,402	¥20,898

Less: assets sold on securitization	(7,793)

Assets held in portfolio	¥3,573,542

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in Other Operating Assets and the balances of these servicing assets as of March 31, 2011 and September 30, 2011 were ¥11,577 million and ¥10,660 million, respectively. During the six months ended September 30, 2011, the servicing assets were increased by ¥1,243 million mainly from loans sold with servicing retained and decreased by ¥1,250 million mainly from amortization and by ¥910 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2011 and September 30, 2011 were ¥14,093 million and ¥11,929 million, respectively.

7.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

Until March 31, 2010, in accordance with ASC 810-10 before amendment, the Company and its subsidiaries were required to consolidate a VIE as the primary beneficiary if the Company and its subsidiaries had a variable interest to absorb a majority of the VIE’s expected loss or receive a majority of the VIE’s expected residual returns or meet both of these conditions by using quantitative analysis.

Also, until March 31, 2010, if SPEs met the criteria for qualifying special-purpose entity (“QSPE”) status in accordance with ASC 860 (“Transfer and Servicing”) and ASC 810-10 before amendment, the Company and its subsidiaries excluded the QSPE from the scope of consolidation.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)) and FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), were issued. These Updates remove the concept of a QSPE and remove the exception from applying ASC 810-10 to variable interest entities that are QSPEs and require the Company and its subsidiaries to perform a qualitative analysis to identify the primary beneficiary of all variable interest entities, including QSPEs. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effect of adopting these Updates on our financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, an increase of ¥1,169 billion on total liabilities, respectively, in the consolidated balance sheets. These are mainly included in (f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable, and (g) VIEs for securitization of commercial mortgage loans originated by third parties.

According to these Updates, effective from April 1, 2010, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a variable interest entity.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining the primary beneficiary.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager, asset manager or servicer and receiving variable fees

•	providing liquidity and other financial support

The Company does not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance, if that power is shared. In that case, the Company and its subsidiaries do not consolidate such VIEs.

Information about VIEs for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2011

	Millions of yen
Types of VIEs	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	¥5,222	¥3,846	¥5,222	¥—
(b) VIEs for acquisition of real estate and real estate development projects for customers	16,051	4,493	5,660	—
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	343,394	120,908	226,319	1,076
(d) VIEs for corporate rehabilitation support business	15,988	142	—	—
(e) VIEs for investment in securities	83,694	13,675	33,169	1,491
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	505,421	352,034	505,421	—
(g) VIEs for securitization of commercial mortgage loans originated by third parties	669,375	671,349	660,237	—
(h) Other VIEs	154,176	66,529	139,260	4,140

Total	¥1,793,321	¥1,232,976	¥1,575,288	¥6,707

September 30, 2011

	Millions of yen
Types of VIEs	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	¥5,160	¥3,781	¥5,160	¥—
(b) VIEs for acquisition of real estate and real estate development projects for customers	9,068	840	—	—
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	351,393	119,032	223,645	992
(d) VIEs for corporate rehabilitation support business	14,582	39	—	—
(e) VIEs for investment in securities	79,734	12,523	36,431	1,505
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	486,789	328,847	486,789	—
(g) VIEs for securitization of commercial mortgage loans originated by third parties	561,930	568,471	561,639	—
(h) Other VIEs	143,979	62,364	128,705	2,878

Total	¥1,652,635	¥1,095,897	¥1,442,369	¥5,375

Note:
	(1)	The assets of many VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
	(2)	The assets are pledged as collateral by VIE for financing of the VIE.
	(3)	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2011

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	¥66,710	¥1,073	¥6,979	¥8,052
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,090,147	174,380	52,850	260,935
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	1,143,069	—	22,349	37,287
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,535,037	4,000	25,493	31,478
(h) Other VIEs	83,811	697	3,132	3,829

Total	¥4,918,774	¥180,150	¥110,803	¥341,581

September 30, 2011
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	¥63,884	¥981	¥6,564	¥7,545
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,106,913	145,441	66,974	250,182
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	1,371,138	—	22,913	36,546
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,282,310	4,000	48,451	53,301
(h) Other VIEs	94,171	521	4,637	5,158

Total	¥4,918,416	¥150,943	¥149,539	¥352,732

Note:
	(4)	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases and liabilities of the consolidated VIEs are mainly included in long-term debt, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in short-term debt, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries might be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages.

In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

For the fiscal year ended March 31, 2011 and six months ended September 30, 2011, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amounts of those additional fundings for the fiscal year ended March 31, 2011 and six months ended September 30, 2011 were ¥14,613 million and ¥135 million, respectively. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, cash and cash equivalents and other assets and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively. The Company has commitment agreements by which the Company might be required to make an additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but that are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in accrued expenses, respectively.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed mainly by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs and/or other means.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, other receivables and investment in affiliates and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt, respectively. The Company has commitment agreements by which the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreements by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries take a role as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and investment in securities and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income.

In some cases, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests. Assets of the consolidated SPEs are mainly included in investment in operating leases and other assets and liabilities are mainly included in long-term debt in the consolidated balance sheets, respectively.

8.	Investment in Affiliates

Investment in affiliates at March 31 and September 30, 2011 consists of the following:

	Millions of yen
	March 31, 2011	September 30, 2011
Shares	¥311,556	¥288,369
Loans	61,820	49,083

	¥373,376	¥337,452

Combined and condensed information relating to the affiliates for the six months ended September 30, 2010 and 2011 are as follows (results of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Operations:
Total revenues	¥379,076	¥438,799
Income before income taxes	27,403	43,020
Net income	19,351	35,458

Financial position:
Total assets	¥3,976,632	¥4,250,787
Total liabilities	2,934,889	3,277,548
Shareholders’ equity	1,041,743	973,239

9.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the six months ended September 30, 2010 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Beginning balance	¥28,095	¥33,902
Adjustment of redeemable noncontrolling interests to redemption value	203	(54)
Transaction with noncontrolling interests	846	704
Comprehensive income (loss)
Net income	900	1,265
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(2,473)	(2,826)
Total other comprehensive income (loss)	(2,473)	(2,826)
Comprehensive income (loss)	(1,573)	(1,561)
Cash dividends	(5,908)	(43)

Ending balance	¥21,663	¥32,948

10.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2010 and 2011, are as follows:

(1)	Dividend payments

	Six months ended September 30, 2010	Six months ended September 30, 2011
Resolution	The board of directors on May 20, 2010	The board of directors on May 23, 2011
Type of shares	Common stock	Common stock
Total dividends paid	¥8,061 million	¥8,599 million
Dividend per share	¥75.00	¥80.00
Date of record for dividend	March 31, 2010	March 31, 2011
Effective date for dividend	June 2, 2010	June 2, 2011
Dividend resource	Retained earnings	Retained earnings

(2)	Dividends for which the date of record is in the six months ended September 30, 2010, and for which the effective date is after September 30, 2010	There are no applicable dividends.

	Dividends for which the date of record is in the six months ended September 30, 2011, and for which the effective date is after September 30, 2011	There are no applicable dividends.

11.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2010 and 2011, are as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Personnel expenses	¥63,735	¥61,669
Selling expenses	7,870	6,929
Administrative expenses	24,543	23,284
Depreciation of office facilities	1,408	1,574

Total	¥97,556	¥93,456

Selling, general and administrative expenses for the three months ended September 30, 2010 and 2011, are as follows:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Personnel expenses	¥32,233	¥29,120
Selling expenses	3,659	2,912
Administrative expenses	12,411	10,760
Depreciation of office facilities	715	818

Total	¥49,018	¥43,610

The amounts that were previously reported for the six months and the three months ended September 30, 2010 related to discontinued operations are reclassified.

12.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2010 and 2011 consists of the following:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Service cost	¥1,554	¥1,522
Interest cost	686	675
Expected return on plan assets	(1,019)	(1,010)
Amortization of transition obligation	(2)	28
Amortization of net actuarial loss	522	609
Amortization of prior service credit	(596)	(596)

Net periodic pension cost	¥1,145	¥1,228

Net pension cost of the plans for the three months ended September 30, 2010 and 2011 consists of the following:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Service cost	¥777	¥761
Interest cost	341	336
Expected return on plan assets	(508)	(504)
Amortization of transition obligation	(1)	14
Amortization of net actuarial loss	261	304
Amortization of prior service credit	(298)	(298)

Net periodic pension cost	¥572	¥613

13.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2010 and 2011, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥4,412 million and ¥2,958 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥3,725 million and ¥1,900 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the six months ended September 30, 2010 and 2011, respectively.

The losses of ¥104 million in the Corporate Financial Services segment, ¥3,116 million in the Real Estate segment and ¥518 million in the Investment and Corporation segment were recorded for the six months ended September 30, 2010. The losses of ¥2,000 million in the Real Estate segment and ¥220 million in the Investment and Operation segment were recorded for the six months ended September 30, 2011.

For the three months ended September 30, 2010 and 2011, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥2,341 million and ¥1,009 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥2,329 million and ¥380 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended September 30, 2010 and 2011, respectively.

The losses of ¥104 million in the Corporate Financial Services segment, ¥1,514 million in the Real Estate segment and ¥518 million in the Investment and Corporation segment were recorded for the three months ended September 30, 2010. The losses of ¥306 million in the Real Estate segment and ¥220 million in the Investment and Operation segment were recorded for the three months ended September 30, 2011.

The details of significant write-downs are as follows.

Office Buildings—For the six months ended September 30, 2010, write-downs of ¥134 million were recorded in relation to two office buildings due to a decline in cash flows of each unit. For the six months ended September 30, 2011, write-downs of ¥601 million were recorded for nine office buildings held for sale. For the three months ended September 30, 2010, write-downs of ¥134 million were recorded in relation to two office buildings due to a decline in cash flows of each unit. For the three months ended September 30, 2011, write-downs of ¥338 million were recorded for five office buildings held for sale.

Commercial Facilities other than Office—For the six months ended September 30, 2010, write-downs of ¥784 million were recorded in relation to four commercial facilities other than office due to a decline in cash flows of each unit. For the six months ended September 30, 2011, write-downs of ¥34 million were recorded for two commercial facilities held for sale. For the three months ended September 30, 2010, write-downs of ¥451 million were recorded in relation to two commercial facilities due to a decline in cash flows of each unit. There was no impairment for commercial facilities for the three months ended September 30, 2011.

Condominiums—For the six months ended September 30, 2010, write-downs of ¥1,228 million were recorded for twenty condominiums held for sale, and write-downs of ¥639 million were recorded in relation to eight condominiums due to a decline in cash flows of each unit. For the six months ended September 30, 2011, write-downs of ¥456 million were recorded for fifteen condominiums held for sale. For the three months ended September 30, 2010, write-downs of ¥23 million were recorded for a condominium held for sale, and ¥106 million were recorded in relation to three condominiums due to a decline in cash flows of each unit. For the three months ended September 30, 2011, write-downs of ¥348 million were recorded for twelve condominiums held for sale.

Others—For the six months ended September 30, 2010 and 2011, write-downs of ¥1,627 million and ¥1,867 million were recorded, respectively, for long-lived assets other than the above, including land and buildings undeveloped or under construction, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to a decline in cash flows of each unit. For the three months ended September 30, 2010 and 2011, write-downs of ¥1,627 million and ¥323 million were recorded, respectively, for long-lived assets other than the above, including land and buildings undeveloped or under construction, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to a decline in cash flows of each unit.

14.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized for the six months and for the three months ended September 30, 2010 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company had determined to wind up a subsidiary that operated an asbestos removing business in the fiscal year ended March 31, 2011 and completed the liquidation procedure for the subsidiary for the three months ended September 30, 2011. In addition, the Company has determined to sell a subsidiary that operates a Japanese inn and a hotel and a subsidiary that operates a golf course in Japan. The assets and liabilities of these subsidiaries mainly include cash and cash equivalents of ¥278 million, other operating assets of ¥1,402 million, other receivable of ¥67 million, trade notes, accounts payable and other liabilities of ¥153 million, and security deposits of ¥123 million, respectively, in the accompanying consolidated balance sheets at September 30, 2011.

For the three months ended September 30, 2010, the Company wound up a subsidiary in Japan that was established in order to enter into derivative business. In addition, one of the subsidiaries of the Company has sold its subsidiary, which operated a consulting business in medical and nursing care field. As a result of the sale, a gain of ¥263 million was recognized for the six months ended September 30, 2010 and for the three months ended September 30, 2010. In addition, for the six months ended September 30, 2011, the Company has sold a subsidiary, which operated real-estate rental business. As a result, a gain of ¥162 million was recognized for the six months ended September 30, 2011. There is no gain and loss from selling or liquidating subsidiaries for the three months ended September 30, 2011.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the six months ended September 30, 2010 and 2011 and the three months ended September 30, 2010 and 2011, the Company and its subsidiaries recognized ¥5,003 million, ¥1,758 million, ¥267 million and ¥337 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥27,486 million and ¥15,324 million which are included in investment in operating leases at March 31, 2011 and September 30, 2011, respectively.

Discontinued operations for the six months ended September 30, 2010 and 2011 and the three months ended September 30, 2010 and 2011 consist of the following:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Revenues	¥16,815	¥3,904
Income from discontinued operations, net*	3,001	1,076

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Revenues	¥6,267	¥1,213
Income from discontinued operations, net*	697	104

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties. The amounts of such gains for the six months ended September 30, 2010 and 2011 and the three months ended September 30, 2010 and 2011 are ¥5,266 million, ¥1,920 million, ¥530 million and ¥337 million, respectively.

15.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2010 and 2011 and the three months ended September 30, 2010 and 2011 is as follows:

During the six months ended September 30, 2010, the diluted EPS calculation excludes stock options for 1,223 thousand shares, as they were antidilutive. During the six months ended September 30, 2011, the diluted EPS calculation excludes stock options for 1,021 thousand shares, as they were antidilutive.

During the three months ended September 30, 2010, the diluted EPS calculation excludes stock options for 1,282 thousand shares, as they were antidilutive. During the three months ended September 30, 2011, the diluted EPS calculation excludes stock options for 981 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Income attributable to ORIX Corporation from continuing operations	¥31,147	¥44,398
Effect of dilutive securities—
Expense related to convertible bonds	1,209	1,178

Income from continuing operations for diluted EPS computation	¥32,356	¥45,576

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Income attributable to ORIX Corporation from continuing operations	¥16,998	¥21,680
Effect of dilutive securities—
Expense related to convertible bonds	600	586

Income from continuing operations for diluted EPS computation	¥17,598	¥22,266

	Thousands of Shares
	Six months ended September 30, 2010	Six months ended September 30, 2011
Weighted-average shares	107,486	107,504
Effect of dilutive securities—
Conversion of convertible bonds	24,412	24,411
Exercise of stock options	78	107

Weighted-average shares for diluted EPS computation	131,976	132,022

	Thousands of Shares
	Three months ended September 30, 2010	Three months ended September 30, 2011
Weighted-average shares	107,487	107,509
Effect of dilutive securities—
Conversion of convertible bonds	24,412	24,410
Exercise of stock options	90	116

Weighted-average shares for diluted EPS computation	131,989	132,035

	Yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥289.78	¥412.99
Diluted	245.17	345.22

	Yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥158.14	¥201.65
Diluted	133.33	168.64

16.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitments.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities with various future contracts. Therefore, the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥129	Interest on loans and investment securities/Interest expense	¥(285)	—	¥—

Foreign exchange contracts	826	Foreign currency transaction loss	75	—	—

Foreign currency swap agreements	(109)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	70	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥4,193	Interest on loans and investment securities/Interest expense	¥(4,348)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	8,864	Foreign currency transaction loss	(8,864)	Foreign currency transaction loss

Foreign currency swap agreements	4,930	Foreign currency transaction loss	(4,930)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,812	Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	¥39	—	¥—
Borrowings and bonds in local currency	3,671	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥62	Other operating revenues / expenses

Foreign currency swap agreements	(9)	Other operating revenues / expenses

Futures	643	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	160	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	84	Other operating revenues / expenses

Options held/written, Caps held and other	(103)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(555)	Interest on loans and investment securities / Interest expense	¥(31)	—	¥—

Foreign exchange contracts	111	Foreign currency transaction loss	442	—	—

Foreign currency swap agreements	1,514	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(773)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥3,674	Interest on loans and investment securities / Interest expense	¥(3,866)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	7,133	Foreign currency transaction loss	(7,133)	Foreign currency transaction loss

Foreign currency swap agreements	3,343	Foreign currency transaction loss	(3,343)	Foreign currency transaction loss

Foreign currency long-term-debt	(947)	Foreign currency transaction loss	947	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥5,670	—	¥—	—	¥—

Borrowings and bonds in local currency	5,101	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥12	Other operating revenues / expenses

Foreign currency swap agreements	(6)	Other operating revenues / expenses

Futures	(369)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	762	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	233	Other operating revenues / expenses

Options held/written, caps held and other	(54)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥97	Interest on loans and investment securities/Interest expense	¥(39)	—	¥—

Foreign exchange contracts	447	Foreign currency transaction loss	72	—	—

Foreign currency swap agreements	(1,286)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(251)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,688	Interest on loans and investment securities/Interest expense	¥(1,755)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	3,389	Foreign currency transaction loss	(3,389)	Foreign currency transaction loss

Foreign currency swap agreements	1,026	Foreign currency transaction loss	(1,026)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥1,817	—	¥—	—	¥—
Borrowings and bonds in local currency	1,834	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥58	Other operating revenues / expenses

Foreign currency swap agreements	29	Other operating revenues / expenses

Futures	818	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	110	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(34)	Other operating revenues / expenses

Options held/written, Caps held and other	(199)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(328)	Interest on loans and investment securities / Interest expense	¥(13)	—	¥—

Foreign exchange contracts	281	Foreign currency transaction loss	229	—	—

Foreign currency swap agreements	2,201	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(629)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,892	Interest on loans and investment securities / Interest expense	¥(1,972)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	5,560	Foreign currency transaction loss	(5,560)	Foreign currency transaction loss

Foreign currency swap agreements	2,724	Foreign currency transaction loss	(2,724)	Foreign currency transaction loss

Foreign currency long-term debt	(1,579)	Foreign currency transaction loss	1,579	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥5,078	—	¥—	—	¥—

Borrowings and bonds in local currency	3,315	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues / expenses

Foreign currency swap agreements	25	Other operating revenues / expenses

Futures	775	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	707	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	234	Other operating revenues / expenses

Options held/written, caps held and other	(179)	Other operating revenues / expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments in consolidated balance sheets at March 31, 2011 and September 30, 2011 are as follows.

March 31, 2011

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments

Interest rate swap agreements	¥276,132	¥2,070	Other receivables	¥1,273	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	163,342	1,075	Other receivables	3,509	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	179,429	13,072	Other receivables	31,830	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	116,695	—	—	—	—

Trading derivatives or derivatives not designated as hedging instruments

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Interest rate swap agreements	¥3,129	¥—	—	¥47	Trade notes, accounts payable and other liabilities

Options held/written, Caps held and other	124,034	3,467	Other receivables	2,071	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	227,640	1,558	Other receivables	1,459	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	10,073	1,694	Other receivables	1,651	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	36,027	49	Other receivables	236	Trade notes, accounts payable and other liabilities

September 30, 2011

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments

Interest rate swap agreements	¥251,926	¥5,224	Other receivables	¥1,429	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	114,344	5,968	Other receivables	96	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	168,206	16,611	Other receivables	34,683	Trade notes, accounts payable and other liabilities

Foreign currency long-term-debt	101,797	—	—	—	—

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥1,346	¥—	—	¥35	Trade notes, accounts payable and other liabilities

Options held/written, Caps held and other	106,063	3,624	Other receivables	2,304	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	201,872	1,890	Other receivables	1,175	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	9,748	2,071	Other receivables	2,034	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	8,451	56	Other receivables	10	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2011.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written are as follows as of March 31, 2011 and September 30, 2011.

March 31, 2011

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	Less than one year	¥48

Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	28,606	Less than one year	(236)
September 30, 2011
Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	Less than one year	¥(10)

*1	Underlying reference company’s credit ratings are BBB+ or better rated by rating agencies as of March 31, 2011 and September 30, 2011.
*2	Underlying reference CMBS is highest grade tranche and its credit rating is BBB or better rated by rating agencies as of March 31, 2011. Unless such highest grade tranche of CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

17.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2011

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥71,991	¥71,991
Futures, foreign exchange contracts:
Assets	1,524	1,524
Liabilities	1,254	1,254
Credit derivatives held/written:
Assets	49	49
Liabilities	236	236
Options held/written, caps held and other:
Assets	3,467	3,467
Liabilities	2,071	2,071

Non-trading instruments
Assets:
Cash and cash equivalents	¥732,127	¥732,127
Restricted cash	118,065	118,065
Time deposits	5,148	5,148
Installment loans (net of allowance for probable loan losses)	2,850,215	2,860,886
Investment in securities:
Practicable to estimate fair value	937,129	937,541
Not practicable to estimate fair value	166,261	166,261
Liabilities:
Short-term debt	478,633	478,633
Deposits	1,065,175	1,070,513
Long-term debt	4,531,268	4,491,271
Futures, foreign exchange contracts:
Assets	1,109	1,109
Liabilities	3,714	3,714
Foreign currency swap agreements:
Assets	14,766	14,766
Liabilities	33,481	33,481
Interest rate swap agreements:
Assets	2,070	2,070
Liabilities	1,320	1,320

September 30, 2011

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥35,922	¥35,922
Futures, foreign exchange contracts:
Assets	1,158	1,158
Liabilities	1,168	1,168
Credit derivatives held/written:
Assets	56	56
Liabilities	10	10
Options held/written, caps held and other:
Assets	3,624	3,624
Liabilities	2,304	2,304

Non-trading instruments
Assets:
Cash and cash equivalents	¥710,303	¥710,303
Restricted cash	125,782	125,782
Time deposits	1,566	1,566
Installment loans (net of allowance for probable loan losses)	2,639,694	2,658,209
Investment in securities:
Practicable to estimate fair value	926,233	929,079
Not practicable to estimate fair value	205,217	205,217
Liabilities:
Short-term debt	393,742	393,742
Deposits	1,061,421	1,066,130
Long-term debt	4,273,260	4,249,948
Futures, foreign exchange contracts:
Assets	6,700	6,700
Liabilities	103	103
Foreign currency swap agreements:
Assets	18,682	18,682
Liabilities	36,717	36,717
Interest rate swap agreements:
Assets	5,224	5,224
Liabilities	1,464	1,464

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

        Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 3). For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). For certain investment funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

18.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥11,423 million and ¥10,327 million as of March 31, 2011 and September 30, 2011, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2011	September 30, 2011
Within one year	¥3,587	¥3,327
More than one year	26,302	24,374

Total	¥29,889	¥27,701

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥4,091 million and ¥3,839 million for the six months ended September 30, 2010 and 2011, respectively, and ¥2,067 million and ¥1,862 million for the three months ended September 30, 2010 and 2011, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥528 million and ¥285 million for the six months ended September 30, 2010 and 2011, respectively, and ¥224 million and ¥109 million for the three months ended September 30, 2010 and 2011, respectively. As of March 31, 2011 and September 30, 2011, the amounts due are as follows:

	Millions of yen
	March 31, 2011	September 30, 2011
Within one year	¥382	¥236
More than one year	60	308

Total	¥442	¥544

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥135,567 million and ¥107,944 million as of March 31, 2011 and September 30, 2011, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥77,694 million and ¥80,469 million as of March 31, 2011 and September 30, 2011, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2011 and September 30, 2011:

	March 31, 2011			September 30, 2011
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥312,273	¥1,958	2018	¥308,615	¥1,424	2026
Transferred loans	166,936	2,218	2043	150,078	3,774	2043
Housing loans	16,949	2,353	2051	15,820	2,392	2051
Other	294	4	2018	1,453	8	2018

Total	¥496,452	¥6,533	—	¥475,966	¥7,598	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2011 and September 30, 2011, total amount of such guarantees are ¥1,237,000 million and ¥1,257,700 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥702 million and ¥553 million, respectively.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2011.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There have been no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2011.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 7 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2011 and September 30, 2011:

	Millions of yen
	March 31, 2011	September 30, 2011
Minimum lease payments, loans and investment in operating leases	¥97,148	¥82,514
Investment in securities	50,679	73,129
Other operating assets	8,537	10,709
Other assets	14,399	2,339

Total	¥170,763	¥168,691

As of March 31, 2011 and September 30, 2011, investment in securities of ¥58,607 million and ¥60,357 million, respectively, were primarily pledged for collateral deposits.

Under loan agreements, the Company and certain subsidiaries are required to provide collateral pledged for short-term and long-term debt from commercial banks and certain insurance companies at anytime if requested by the lenders. The Company did not receive any such requests from the lenders as of September 30, 2011.

19.	Segment Information

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

In line with a change of management classification, from October 1, 2010, the real estate finance business, previously included in the Investment Banking segment, has been included in the Real Estate segment. From September 1, 2011, the environment and energy related businesses, which were heretofore included in the Corporate Financial Services segment, have been included in the Investment Banking segment, and the Investment Banking segment has been renamed the Investment and Operation segment.

Due to these changes, the reclassified figures are shown for the six and three months ended September 30, 2010, and as of March 31, 2011.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and commission business for the sale of financial products
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing
Real Estate	:	Development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services, and real estate finance
Investment and Operation	:	Loan servicing (asset recovery), principal investment, M&A advisory, venture capital, securities brokerage and environment and energy-related business
Retail	:	Life insurance, banking business and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

Financial information of the segments for the six months ended September 30, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥40,119	¥112,511	¥99,507	¥45,892	¥75,237	¥83,897	¥457,163
Segment profits	4,116	14,041	2,392	6,432	15,175	22,478	64,684

Financial information of the segments for the six months ended September 30, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥36,060	¥117,546	¥95,906	¥40,166	¥79,829	¥91,308	¥460,815
Segment profits	8,556	18,312	3,454	14,931	6,855	29,069	81,177

Financial information of the segments for the three months ended September 30, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥20,947	¥55,734	¥51,566	¥22,750	¥39,655	¥40,774	¥231,426
Segment profits	2,614	7,288	1,254	2,829	7,070	11,043	32,098

Financial information of the segments for the three months ended September 30, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥17,723	¥59,767	¥45,822	¥24,507	¥40,032	¥41,248	¥229,099
Segment profits	5,789	10,276	2,333	9,477	(3,012)	14,218	39,081

Segment assets information as of March 31, 2011 and September 30, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2011	¥968,327	¥502,738	¥1,539,814	¥506,011	¥1,653,704	¥972,224	¥6,142,818
September 30, 2011	891,819	515,360	1,467,636	511,850	1,670,787	889,259	5,946,711

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 ("Consolidations"), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Segment revenues:
Total revenues for segments	¥457,163	¥460,815
Revenues related to corporate assets	3,027	5,055
Revenues related to certain VIEs	27,511	21,225
Revenues from discontinued operations	(16,815)	(3,904)

Total consolidated revenues	¥470,886	¥483,191

Segment profits:
Total profits for segments	¥64,684	¥81,177
Corporate interest expenses, general and administrative expenses	(5,096)	(7,172)
Corporate net gains (losses) on investment securities	203	—
Corporate other gain (losses)	(2,030)	1,161
Gain (losses) related to assets or liabilities of certain VIEs	(1,460)	682
Discontinued operations	(5,482)	(1,761)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,065	2,106

Total consolidated income before income taxes and discontinued operations	¥51,884	¥76,193

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Segment revenues:
Total revenues for segments	¥231,426	¥229,099
Revenues related to corporate assets	2,714	1,307
Revenues related to certain VIEs	13,960	10,752
Revenues from discontinued operations	(6,267)	(1,213)

Total consolidated revenues	¥241,833	¥239,945

Segment profits:
Total profits for segments	¥32,098	¥39,081
Corporate interest expenses, general and administrative expenses	(3,072)	(3,183)
Corporate other gain (losses)	433	28
Gain (losses) related to assets or liabilities of certain VIEs	(1,460)	212
Discontinued operations	(1,224)	(145)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	648	1,167

Total consolidated income before income taxes and discontinued operations	¥27,423	¥37,160

	Millions of yen
	March 31, 2011	September 30, 2011
Segment assets:
Total assets for segments	¥6,142,818	¥5,946,711
Cash and cash equivalents, restricted cash and time deposits	855,340	837,651
Allowance for doubtful receivables on direct financing leases and probable loan losses	(154,150)	(139,134)
Other receivables	182,013	190,150
Other corporate assets	543,728	541,296
Assets of certain VIEs	1,011,833	878,499

Total consolidated assets	¥8,581,582	¥8,255,173

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2010

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥379,843	¥68,263	¥39,595	¥(16,815)	¥470,886
Income before Income Taxes	35,268	9,491	12,607	(5,482)	51,884
For the six months ended September 30, 2011
	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥376,957	¥59,166	¥50,972	¥(3,904)	¥483,191
Income before Income Taxes	47,395	13,160	17,399	(1,761)	76,193

For the three months ended September 30, 2010

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥194,834	¥34,737	¥18,529	¥(6,267)	¥241,833
Income before Income Taxes	17,497	4,516	6,634	(1,224)	27,423
For the three months ended September 30, 2011
	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥190,682	¥25,870	¥24,606	¥(1,213)	¥239,945
Income before Income Taxes	23,021	4,834	9,450	(145)	37,160

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the three months and six months ended September 30, 2010 and 2011.

20.	Subsequent Event

There are no applicable subsequent events.